UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 000-26052

BAAN COMPANY N.V. IN LIQUIDATIE

(Exact name of registrant as specified in its charter)

Baarnsche dijk 10, 3741 LL Baarn, Netherlands

(Address of Invensys Administratie BV’s offices –

the liquidator of BAAN Company N.V. (in liquidation))

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

BAAN Company N.V. (in liquidation) (the Company) announced its final distribution and delisting. The Company also announced an interim distribution and released its 2010 Annual Report, its interim accounts for the six months ended February 28, 2010 and its 2009 Annual Report. In addition, the Company announced that an objection has been filed with the Arnhem District Court against the report of the liquidator, the liquidation balance sheet and plan of distribution.

Exhibit No.	Description

Exhibit 99.1	Announcement by J.P.Morgan of ADR liquidation approximate rate and books close, dated July 7, 2011

Exhibit 99.2	Announcement of final distribution and delisting, dated July 7, 2011

Exhibit 99.3	Announcement that final distribution of € 0.35 per share permitted, dated June 24, 2011

Exhibit 99.4	Announcement of release of 2010 accounts, dated May 10, 2011

Exhibit 99.5	Report of the Management Board, Statement of Responsibilities, dated May 9, 2011

Exhibit 99.6	Annual Report for the year ended August 31, 2010, dated May 9, 2011

Exhibit 99.7	Announcement of status of objection filed and filing of interim statement, dated November 30, 2010

Exhibit 99.8	Announcement of publication of 2009 accounts and February 28, 2010 semi-annual accounts, dated November 22, 2010

Exhibit 99.9	Report of the Management Board, Statement of Responsibilities, dated November 8, 2010

Exhibit 99.10	Report of the Management Board, Statement of Responsibilities, dated November 1, 2010

Exhibit 99.11	Interim financial statements for the 6 months ended February 28, 2010, dated October 31, 2010

Exhibit 99.12	Annual Report for the year ended August 31, 2009, dated October 11, 2010

Exhibit 99.13	Announcement of interim distribution, dated October 5, 2010

Exhibit 99.14	Announcement of status of objection filed against the report of the liquidator, the liquidation balance sheet and plan of distribution, dated August 25, 2010

Exhibit 99.15	Announcement of status of objection filed against the report of the liquidator, the liquidation balance sheet and plan of distribution, dated July 1, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAAN Company N.V. in liquidatie (Registrant)

Dated: July 13, 2011	By:	/S/ VICTORIA HULL
	Name:	Victoria Hull
	Title:	Director of Invensys Administratie BV, the liquidator of Baan Company N.V. (in liquidation)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Announcement by J.P.Morgan of ADR liquidation approximate rate and books close, dated July 7, 2011

Exhibit 99.2	Announcement of final distribution and delisting, dated July 7, 2011

Exhibit 99.3	Announcement that final distribution of € 0.35 per share permitted, dated June 24, 2011

Exhibit 99.4	Announcement of release of 2010 accounts, dated May 10, 2011

Exhibit 99.5	Report of the Management Board, Statement of Responsibilities, dated May 9, 2011

Exhibit 99.6	Annual Report for the year ended August 31, 2010, dated May 9, 2011

Exhibit 99.7	Announcement of status of objection filed and filing of interim statement, dated November 30, 2010

Exhibit 99.8	Announcement of publication of 2009 accounts and February 28, 2010 semi-annual accounts, dated November 22, 2010

Exhibit 99.9	Report of the Management Board, Statement of Responsibilities, dated November 8, 2010

Exhibit 99.10	Report of the Management Board, Statement of Responsibilities, dated November 1, 2010

Exhibit 99.11	Interim financial statements for the 6 months ended February 28, 2010, dated October 31, 2010

Exhibit 99.12	Annual Report for the year ended August 31, 2009, dated October 11, 2010

Exhibit 99.13	Announcement of interim distribution, dated October 5, 2010

Exhibit 99.14	Announcement of status of objection filed against the report of the liquidator, the liquidation balance sheet and plan of distribution, dated August 25, 2010

Exhibit 99.15	Announcement of status of objection filed against the report of the liquidator, the liquidation balance sheet and plan of distribution, dated July 1, 2010